MANAGEMENT DISCUSSION & ANALYSIS

September 30, 2014

November 5, 2014

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion and analysis should be read in conjunction with the unaudited interim consolidated financial statements of Oncolytics Biotech Inc. as at and for the three and nine months ended September 30, 2014 and 2013, and should also be read in conjunction with the audited consolidated financial statements and Management's Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) contained in our annual report for the year ended December 31, 2013. The financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”).
FORWARD-LOOKING STATEMENTS

The following discussion contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and under applicable Canadian provincial securities legislation. Forward-looking statements, including our belief as to the potential of REOLYSIN®, a therapeutic reovirus, as a cancer therapeutic and our expectations as to the success of our research and development and manufacturing programs in 2014 and beyond, future financial position, business strategy and plans for future operations, and statements that are not historical facts, involve known and unknown risks and uncertainties, which could cause our actual results to differ materially from those in the forward-looking statements.
Such risks and uncertainties include, among others, the need for and availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN as a cancer treatment, the success and timely completion of clinical studies and trials, our ability to successfully commercialize REOLYSIN, uncertainties related to the research, development and manufacturing of REOLYSIN, uncertainties related to competition, changes in technology, the regulatory process and general changes to the economic environment.
With respect to the forward-looking statements made within this MD&A, we have made numerous assumptions regarding among other things: our ability to obtain financing to fund our development program, our ability to receive regulatory approval to commence enrollment in our clinical trial program, the final results of our co-therapy clinical trials, our ability to maintain our supply of REOLYSIN and future expense levels being within our current expectations.
Investors should consult our quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Forward-looking statements are based on assumptions, projections, estimates and expectations of management at the time such forward-looking statements are made, and such assumptions, projections, estimates and/or expectations could change or prove to be incorrect or inaccurate. Investors are cautioned against placing undue reliance on forward-looking statements. We do not undertake to update these forward-looking statements except as required by applicable law.
REOLYSIN Development Update For 2014

Oncolytics Biotech Inc. is a Development Stage Company

Since our inception in April of 1998, Oncolytics Biotech® Inc. has been a development stage company and we have focused our research and development efforts on the development of REOLYSIN, our potential cancer therapeutic. We have not been profitable since our inception and expect to continue to incur substantial losses as we continue research and development efforts. We do not expect to generate significant revenues until, if and when, our cancer product becomes commercially viable.
Our goal each year is to advance REOLYSIN through the various steps and stages of development required for potential pharmaceutical products. In order to achieve this goal, we believe that we have to actively manage the development of our clinical trial program, our pre-clinical and collaborative programs, our manufacturing process and REOLYSIN supply, and our intellectual property.

Clinical Trial Program

Our clinical trial program is made up of randomized and non-randomized clinical trials that are sponsored by Oncolytics and by third parties. We began the third quarter of 2014 with a clinical trial program consisting of 15 clinical trials including six randomized clinical trials of which 13 are sponsored by third parties. During the third quarter of 2014, we announced clinical trial results from our Phase II randomized pancreatic trial and completed enrollment in our U.S. randomized Phase II ovarian cancer study both sponsored by the U.S. National Cancer Institute. We exited the third quarter of 2014 with the same 15 clinical trials.

Clinical Trial - Third Party Clinical Trials

We began and exited the third quarter of 2014 with 13 third party sponsored clinical trials ("Third Party Trials"). Third Party Trials have allowed us to expand our clinical program to include additional cancer indications (pancreatic, ovarian, colorectal, prostate, breast, squamous cell carcinoma, lung cancer and multiple myeloma) while allowing us to remain focused on our Company sponsored trials. Our Third Party Trials require that we supply enough REOLYSIN for the enrollment requirements of each trial, sufficient intellectual capital to support the principal investigators and in some cases cost sharing of patient enrollment activities. The institutions involved provide the rest of the required activities to operate the clinical trial. These activities include patient screening and enrollment, treatment, monitoring and overall clinical trial management and reporting. The result is a larger clinical program investigating more cancer indications at a significantly reduced financial cost to Oncolytics. Our Third Party Trials are sponsored by the NCI, the National Cancer Institute of Canada Clinical Trials Group ("NCIC"), the Cancer Therapy & Research Center at The University of Texas Health Center in San Antonio (“CTRC”), and the University of Leeds (“Leeds”).

Clinical Trial - Randomized Phase II Clinical Program

We are progressing through randomized Phase II clinical program (our "Randomized Program") that includes six randomized Phase II clinical trials investigating lung, ovarian, colorectal, pancreatic, prostate, and breast cancers and is currently in varying stages of enrollment. The objective of our Randomized Program is to examine the potential efficacy of REOLYSIN over multiple indications in a randomized setting to determine which indication may be most susceptible to REOLYSIN therapy, which predictive biomarkers can possibly be used, and the registration path for product approval. The randomized clinical trials included in our Randomized Program do not pre-screen patient tumors for certain biomarkers, but are considered "all comer" trials with respect to the histology of the patients' tumors. The primary objective for each of the randomized clinical trials within our Randomized Program is an analysis of progression free survival comparing the control and test arms within each trial. As well, each randomized clinical trial includes multiple secondary endpoints dependent on the particular cancer indication, but in all cases includes an analysis of molecular factors that may be predictive of response (biomarker analysis).

We believe that as we progress through our Randomized Program we will develop a scientific understanding of REOLYSIN that will include which cancer indications should be pursued in a Phase III setting and which predictive biomarkers should be used for screening patients.

Clinical Trial - Results

U.S. Randomized Phase II Pancreatic Cancer Study
On September 16, 2014, we announced interim overall and KRAS-mutated patient progression free survival ("PFS") data from our two-arm randomized Phase II study of carboplatin, paclitaxel plus REOLYSIN (test arm) versus carboplatin and paclitaxel alone (control arm) in the first line treatment of patients with recurrent or metastatic pancreatic cancer (NCI-8601). The trial was sponsored by the NCI through a clinical trials agreement between the Cancer Therapy Evaluation Program, Division of Cancer Treatment and Diagnosis and Oncolytics. The primary objective of the study was to determine the PFS of the overall patient population and a secondary objective of the study was to determine the PFS of the patient population according to KRAS mutation status.

Summary Findings

Overall patient population
The study enrolled 73 patients; 37 were in the control arm, 36 were in the test arm. The median progression free survival for the control arm was 5.16 months (95% confidence interval (CI) of the Kaplan Meier curve = 2.267 to 6.176) versus 5.26 months for the test arm (95% CI of the Kaplan Meier curve = 3.187 to 6.307).

KRAS mutated patient population
As part of the study design, patients were screened for KRAS status at codon 12. Of the 60 patients where KRAS status could be determined (mutant vs wild type), 44 (73%) had mutations in the KRAS gene (n = 23 in the control arm, n = 21 in the test arm). Median progression free survival in the test arm was 5.72 months (95% CI of the Kaplan Meier curve = 3.187 to 6.767) versus 4.11 months in the control arm (95% CI of the Kaplan Meier curve = 1.938 to 6.176). This translates into a 1.61 month (39%) improvement in median progression free survival in the test arm versus the control arm. Three patients on the test arm and one on the control arm had not progressed as of the time of analysis.

Crossover patient population
Patients on the control arm who progressed on carboplatin and paclitaxel had the option of adding REOLYSIN® to their regimen. At the time of the analysis, 16 patients crossed over to the test arm regime. The best responses after crossover were one partial response (PR), six stable disease (SD), seven progressive disease (PD), and two not evaluable, giving a disease control rate (complete response (CR) + PR + SD) of 50% in the evaluable patients of the carboplatin and paclitaxel failed group.

Impact of Findings
The results from this clinical study are starting to establish, in a randomized setting, that a KRAS mutation at codon 12 may become a predictive biomarker for REOLYSIN. Though there were slight differences in PFS between the control and the test arms on an overall basis, there was a 39% PFS improvement for those patients with a KRAS mutation at codon 12 (representing 73% of the clinical trial's patient population) supporting our belief that tumors with an activated Ras pathway may be susceptible to REOLYSIN therapy.

Clinical Trial - Completion of Enrollment

During the third quarter of 2014, we announced that patient enrollment had been completed in our randomized Phase II study of paclitaxel plus REOLYSIN versus paclitaxel alone in patients with persistent or recurrent ovarian, fallopian tube or primary peritoneal cancer (GOG186H). The trial is sponsored by the NCI through a Clinical Trials Agreement between the Cancer Therapy Evaluation Program, Division of Cancer Treatment and Diagnosis, NCI and Oncolytics.

This clinical study is a randomized Phase II trial of weekly paclitaxel versus weekly paclitaxel with REOLYSIN in patients with persistent or recurrent ovarian, fallopian tube or primary peritoneal cancer. Patients were randomized to receive either paclitaxel alone or paclitaxel plus REOLYSIN. Patients in both arms received treatment with paclitaxel, with the second arm also receiving intravenous REOLYSIN. Patients received standard doses of paclitaxel on days one, eight, and 15 every 28 days. In the second arm, patients received, on days one through five of each 28-day cycle, intravenous REOLYSIN at a dose of 3x1010 TCID50.

The primary objectives of the trial are to estimate the progression-free survival hazard ratio of the combination of weekly paclitaxel with REOLYSIN to weekly paclitaxel alone in patients with persistent or recurrent ovarian, fallopian tube, or primary peritoneal cancer and to determine the frequency and severity of adverse events associated with treatment with weekly paclitaxel alone and weekly paclitaxel with REOLYSIN as assessed by Common Terminology Criteria for Adverse Events (CTCAE). The secondary objectives are to estimate the progression-free survival and overall survival of patients treated with weekly paclitaxel alone and weekly paclitaxel with REOLYSIN; to estimate (and compare) the proportion of patients who respond to the regimen on each arm of the study (according to RECIST 1.1 with measurable patients and by CA-125 for those patients with detectible disease only); and to characterize and compare progression-free survival and overall survival in patients with measurable disease (RECIST 1.1 criteria) and patients with detectable (nonmeasurable) disease. The study enrolled approximately 110 patients.

NRG Oncology is responsible for following patients and collecting and collating all patient data. Once complete, the data will be analyzed and provided to NCI and Oncolytics.

Clinical Trial - Registration Pathway

During the third quarter of 2014, we continued the process of determining the next steps with respect to our registration pathway. While our Third Party investigators are ultimately responsible for the pace of enrollment, we are working closely with them to support the enrollment in our Randomized Program and are preparing for the subsequent data analysis. We continue with the consultation process relating to our registration pathway which has included meeting with our regulatory advisors, our existing investigators and key opinion leaders and ultimately seeking advice and input from the U.S. Federal Drug Administration and European regulatory agencies. Our objective is to define a path to registration that consists of a study or group of studies that takes into consideration our understanding of REOLYSIN and our clinical trial experiences to date. We expect the registration study or studies will consider the profile of the respective patient populations, the stability of the standard of care for the particular indication, the type of endpoint and the speed at which we can achieve each endpoint, and the ability to use genetic markers.

We expect to commence elements of our registration pathway by the end of 2014.
Manufacturing and Process Development

During the third quarter of 2014, we continued to finish the filling and labeling of product from our 100-litre production runs from 2013 in order to supply our clinical trial program. As well, we continued our validation activities designed to demonstrate that our manufacturing process for the commercial production of REOLYSIN is robust and reproducible as part of a process validation master plan. Process validation is required to ensure that the resulting product meets required specifications and quality standards and will form part of the Company’s submission to regulators, including the U.S. Food and Drug Administration, for product approval.
Intellectual Property

At the end of the third quarter of 2014, we had been issued over 380 patents including 55 U.S. and 19 Canadian patents as well as issuances in other jurisdictions. We have an extensive patent portfolio covering the oncolytic reovirus that we use in our clinical trial program including a composition of matter patent that expires in 2028. Our patent portfolio also includes methods for treating proliferative disorders using modified adenovirus, HSV, parapoxvirus and vaccinia virus.
Financing Activity

U.S. Share Purchase Agreement
On February 27, 2014, we entered into a common share purchase agreement (the "Share Purchase Agreement") with Lincoln Park Capital Fund, LLC ("LPC") that provided us with an initial investment in Oncolytics of US$1.0 million and makes available additional periodic investments of up to US$25.0 million over a 30-month term.

Upon execution of the Share Purchase Agreement, we received an investment of US$1.0 million in exchange for the issuance of 600,962 common shares to LPC. In addition, subject to the terms and conditions of the Share Purchase Agreement, we, at our sole discretion, may sell up to US$25.0 million worth of common shares to LPC over the 30-month term. The purchase price of the common shares will be based on prevailing market prices of our common shares immediately preceding the notice of a sale without any fixed discount. Subject to the Share Purchase Agreement, we control the timing and amount of any future investment and LPC is obligated to make such purchases, if and when we elect. The Share Purchase Agreement does not impose any upper price limit restrictions, negative covenants or restrictions on our future financing activities and we can terminate the Share Purchase Agreement at any time at our sole discretion without any monetary cost or penalty.
Under the Share Purchase Agreement, we issued an initial commitment fee of 292,793 common shares to LPC and an additional 292,793 common shares will be issued on a pro-rata basis under the terms of the Share Purchase Agreement as an additional commitment fee. During the nine month period ending September 30, 2014, we issued 4,400,962 common shares, 292,793 initial commitment fee common shares and 69,024 additional commitment fee common shares for net proceeds of approximately US$6,020,870.
Financial Impact

We estimated at the beginning of the third quarter of 2014 that our cash requirements to fund our operations for the year would be approximately between $21.0 million and $23.0 million. Our cash usage for the nine month period ending September 30, 2014 was $16,359,528 from operating activities and $131,001 for the acquisition of property and equipment. Our net loss for the nine month period ending September 30, 2014 was $14,840,222.
Cash Resources

We exited the third quarter of 2014 with cash and short-term investments totaling $17,044,653 (see “Liquidity and Capital Resources”).

REOLYSIN Development For 2014

Our planned development activity for REOLYSIN in 2014 is made up of clinical, manufacturing, and intellectual property programs. Our 2014 clinical program activity includes the release of clinical data from our NCI sponsored randomized U.S. Phase II pancreatic cancer trial and the completion of enrollment in our NCI sponsored randomized Phase II ovarian cancer trial. Though we do not control the clinical operations of our Third Party Trials, we anticipate completion of enrollment in two of the four NCIC sponsored trials early in 2015 and possible data read outs from our NCI and NCI clinical trials in the first half of 2015. We expect to use our clinical data along with various consultations to assist in the determination of our regulatory pathway and the next steps for our clinical program.

Our 2014 manufacturing program includes continued production of 100-litre cGMP production runs along with the related fill, labeling, packaging and shipping of REOLYSIN to our various clinical sites. We also plan to continue progressing through our process validation master plan and related conformity testing in 2014. Finally, our intellectual property program includes filings for additional patents along with monitoring activities required to protect our patent portfolio.

We continue to estimate the cash requirements to fund our operations for 2014 will be between $21.0 - $23.0 million. Our actual 2014 cash requirements will depend on our clinical and manufacturing program activities. (see “Liquidity and Capital Resources”).

Third Quarter Results of Operations
(for the three months ended September 30, 2014 and 2013)

Net loss for the three month period ending September 30, 2014 was $4,636,608 compared to $6,113,650 for the three month period ending September 30, 2013.

Research and Development Expenses (“R&D”)

	2014 $	2013 $
Clinical trial expenses	1,374,677	1,967,631
Manufacturing and related process development expenses	821,088	1,714,042
Intellectual property expenditures	268,121	295,710
Research collaboration expenses	77,046	104,601
Other R&D expenses	881,082	924,695
Foreign exchange loss (gain)	28,562	(7,092)
Share based payments (recovery)	130,030	2,385
Scientific research and development repayment (refund)	(8,667)	—
Research and development expenses	3,571,939	5,001,972

Clinical Trial Program

	2014 $	2013 $
Direct patient expenses	1,374,677	1,967,631
Clinical trial expenses	1,374,677	1,967,631

During the third quarter of 2014, our clinical trial expenses were $1,374,677 compared to $1,967,631 for the third quarter of 2013.
During the third quarter of 2014, we incurred direct clinical trial expenses associated with our 13 Third Party Trials, primarily associated with the enrollment in our four randomized NCIC clinical trials, our two randomized clinical trials with the NCI and our CTRC clinical trial collaboration. In addition, we incurred costs associated with the re-treatment of patients enrolled in our sponsored lung and colorectal clinical trials.

During the third quarter of 2013, our clinical trial program activities related to stage 1 of our global randomized Phase III head and neck trial. In addition, we incurred direct patient costs associated with our Third Party Trials which included the four randomized clinical studies sponsored by the NCIC and the two randomized clinical trials sponsored by the NCI.

Manufacturing & Related Process Development (“M&P”)

	2014 $	2013 $
Product manufacturing expenses	487,414	1,510,090
Process development expenses	333,674	203,952
Manufacturing and related process development expenses	821,088	1,714,042

Our M&P expenses for the third quarter of 2014 were $821,088 compared to $1,714,042 for the third quarter of 2013. During the third quarter of 2014, our product manufacturing costs mainly related to the fill, labeling and lot release testing of product to be used in our clinical trial program. As well, costs were incurred associated with shipping and storage of our bulk and vialed product.

During the third quarter of 2013, our product manufacturing costs included the completion of one 100-litre cGMP production run along with related shipping, storage and stability activities.

Our process development expenses for the third quarter of 2014 were $333,674 compared to $203,952 for the third quarter of 2013. During the third quarters of 2014 and 2013, our process development activities focused on our validation master plan. These activities included assay development, optimization, validation and stability studies.

Intellectual Property Expenses

	2014 $	2013 $
Intellectual property expenses	268,121	295,710

Our intellectual property expenses for the third quarter of 2014 were $268,121 compared to $295,710 for the third quarter of 2013. The change in intellectual property expenditures reflects the timing of filing costs associated with our expanded patent base. At the end of the third quarter of 2014, we had been issued over 380 patents including 55 U.S. and 19 Canadian patents, as well as issuances in other jurisdictions.

Research Collaborations

	2014 $	2013 $
Research collaborations	77,046	104,601

Our research collaboration expenses for the third quarter of 2014 were $77,046 compared to $104,601 for the third quarter of 2013. During the third quarters of 2014 and 2013, our research collaboration activities have included biomarker studies along with studies investigating the interaction of the immune system and the reovirus and the use of the reovirus as a co-therapy with existing chemotherapeutics and radiation.

Other Research and Development Expenses

	2014 $	2013 $
R&D consulting fees	55,668	126,548
R&D salaries and benefits	727,837	677,758
Other R&D expenses	97,577	120,389
Other research and development expenses	881,082	924,695

Our other research and development expenses for the third quarter of 2014 were $881,082 compared to $924,695 for the third quarter of 2013. During the third quarters of 2014 and 2013, our Other Research and Development activities focused on supporting our clinical trial program. With our shift to Third Party Trials, the support required has been relatively consistent over these two periods.

Share Based Payments

	2014 $	2013 $
Share based payments	130,030	2,385

Share based payments are non-cash amounts that are a result of activity related to our stock option plan. During the third quarter of 2014, the share based payment expense was $130,030 compared to $2,385 for the third quarter of 2013. In the third quarters of 2014 and 2013, we incurred stock based compensation associated with the vesting of previously granted stock options.

Operating Expenses

	2014 $	2013 $
Public company related expenses	563,307	585,324
Office expenses	432,272	657,510
Amortization of property and equipment	39,904	41,205
Share based payments (recovery)	69,791	(61,882)
Operating expenses	1,105,274	1,222,157

Public company related expenses include costs associated with investor relations, business development and financial advisory activities, legal and accounting fees, corporate insurance, director fees and transfer agent and other fees relating to our U.S. and Canadian stock listings. During the third quarter of 2014, our public company related expenses were $563,307 compared to $585,324 for the third quarter of 2013. Our public company activities during the third quarters of 2014 and 2013 were relatively consistent.

Office expenses include compensation costs (excluding share based payments), office rent, and other office related costs. During the third quarter of 2014, our office expenses were $432,272 compared to $657,510 for the third quarter of 2013. In 2014, our office expenses decreased compared to 2013 mainly due to a reduction in salaries associated with a decrease in our head count.

During the third quarter of 2014, our non-cash share based payment (recovery) expense was $69,791 compared to ($61,882) for the third quarter of 2013. In the third quarter of 2014, we incurred stock based compensation associated with the vesting of previously granted stock options. In the third quarter of 2013, share based payment recovery of ($81,725), related to the reversal of previously recorded share based payments as a result of options forfeited during the quarter, which was offset by share based payment expense of $19,843.

Results of Operations
(for the nine month period ending September 30, 2014 and 2013)

Net loss for the nine month period ending September 30, 2014 was $14,840,222 compared to $17,740,167 for the nine month period ending September 30, 2013.

Research and Development Expenses (“R&D”)

	2014 $	2013 $
Clinical trial expenses	4,083,539	7,268,826
Manufacturing and related process development expenses	2,290,499	2,825,457
Intellectual property expenditures	847,641	875,497
Research collaboration expenses	452,731	269,893
Other R&D expenses	2,862,916	2,675,107
Foreign exchange loss (gain)	241,242	868
Share based payments (recovery)	535,427	7,675
Scientific research and development repayment (refund)	(8,667)	—
Research and development expenses	11,305,328	13,923,323

Clinical Trial Program

	2014 $	2013 $
Direct patient expenses	4,083,539	7,268,826
Clinical trial expenses	4,083,539	7,268,826

During the nine month period ending September 30, 2014, our clinical trial expenses were $4,083,539 compared to $7,268,826 for the nine month period ending September 30, 2013. During the nine month period ending September 30, 2014, our clinical trial program activities relating to stage 1 of our randomized Phase III head and neck trial and our other sponsored trials continued to decline as a result of the completion of enrollment in these studies. During the nine month period ending September 30, 2013, we incurred direct patient costs associated with the re-treatment of patients previously enrolled in our sponsored clinical trials mainly associated with stage 1 of our randomized head and neck trial.

We still expect our clinical trial expenses to continue to decrease in 2014 compared to 2013 until we determine our regulatory path and the next steps in our clinical program. Though we do not control the clinical operations of our Third Party Trials, we expect to continue to incur expenses associated with patient enrollment as well as related support costs. These expenses are expected to be less than the typical costs associated with directly funding similar clinical trials. We also expect to incur regulatory consulting activities and associated costs in order to support our decisions pertaining to our regulatory path and the next steps for our clinical program. Finally, we expect to continue to incur patient enrollment costs for the two clinical trials that we are directly funding.

Manufacturing & Related Process Development (“M&P”)

	2014 $	2013 $
Product manufacturing expenses	1,467,133	1,933,552
Process development expenses	823,366	891,905
Manufacturing and related process development expenses	2,290,499	2,825,457

Our M&P expenses for the nine month period ending September 30, 2014 were $2,290,499 compared to $2,825,457 for the nine month period ending September 30, 2013. During the nine month period ending September 30, 2014, our product manufacturing activities mainly related to supplying our clinical program with sufficient REOLYSIN. Specifically, product manufacturing expenses during this nine month period consisted of vial filling, labeling and lot release testing of product. As well, costs were incurred associated with shipping and storage of our bulk and vialed product. During the nine month period ending September 30, 2013, our product manufacturing costs related to the completion of one 100-litre cGMP production run along with related shipping, storage and stability activities.

Our process development expenses for the nine month period ending September 30, 2014 were $823,366 compared to $891,905 for the nine month period ending September 30, 2013. During the nine month periods ending September 30, 2014 and 2013, our process development activities focused on our validation master plan. These activities included assay development, optimization, validation and stability studies.

We still expect our M&P expenses for 2014 to remain consistent with 2013. We expect to continue to produce 100-litre cGMP production runs including fill and finish activities in 2014. We also expect to continue to perform conformity testing related to our process validation master plan.

Intellectual Property Expenses

	2014 $	2013 $
Intellectual property expenses	847,641	875,497

Our intellectual property expenses for the nine month period ending September 30, 2014 were $847,641 compared to $875,497 for the nine month period ending September 30, 2013. The change in intellectual property expenditures reflects the timing of filing costs associated with our expanded patent base. For the nine month period ending September 30, 2013, we had been issued over 380 patents including 55 U.S. and 19 Canadian patents, as well as issuances in other jurisdictions. We expect that our intellectual property expenses will remain consistent in 2014 compared to 2013.

Research Collaborations

	2014 $	2013 $
Research collaborations	452,731	269,893

Our research collaboration expenses for the nine month period ending September 30, 2014 were $452,731 compared to $269,893 for the nine month period ending September 30, 2013. During the nine month period ending September 30, 2014, our research collaboration activities mainly included biomarker studies along with studies investigating the interaction of the immune system and the reovirus and the use of the reovirus as a co-therapy with existing chemotherapeutics and radiation. During the nine month period ending September 30, 2013, we had just commenced biomarker studies as part of our research collaboration program along with studies investigating the interaction of the immune system and the reovirus and the use of the reovirus as a co-therapy with existing chemotherapeutics and radiation.

We now expect that our research collaborations in 2014 will increase compared to 2013. We expect to complete our ongoing collaborative program carried over from 2013 and will continue to be selective in the types of new collaborations we enter into in 2014.

Other Research and Development Expenses

	2014 $	2013 $
R&D consulting fees	192,311	302,298
R&D salaries and benefits	2,280,359	2,091,915
Other R&D expenses	390,246	280,894
Other research and development expenses	2,862,916	2,675,107

Our other research and development expenses for the nine month period ending September 30, 2014 were $2,862,916 compared to $2,675,107 for the nine month period ending September 30, 2013. During the nine month period ending September 30 2014, our Other Research and Development activities focused on supporting our clinical program. With our shift to Third Party Trials, the support required has been relatively consistent over these two periods. The increase in these costs relates to additional support for our regulatory planning that commenced in 2014.

We still expect that our Other Research and Development expenses in 2014 will remain consistent compared to 2013.

Share Based Payments

	2014 $	2013 $
Share based payments	535,427	7,675

Share based payments are non-cash amounts that are a result of activity related to our stock option plan. During the nine month periods ending September 30, 2014 and 2013, the share based payment expense of $535,427 and $7,675 related to the vesting of previously granted options.

Operating Expenses

	2014 $	2013 $
Public company related expenses	1,995,600	2,100,780
Office expenses	1,257,674	1,731,838
Amortization of property and equipment	118,073	91,351
Share based payments	334,996	183,681
Operating expenses	3,706,343	4,107,650

Public company related expenses include costs associated with investor relations, business development and financial advisory activities, legal and accounting fees, corporate insurance, director fees and transfer agent and other fees relating to our U.S. and Canadian stock listings. For the nine month period ending September 30, 2014, our public company related expenses have remained relatively consistent compared to the nine month period ending September 30, 2013.

Office expenses include compensation costs (excluding share based payments), office rent, and other office related costs. During the nine month period ending September 30, 2014, we incurred office expenses of $1,257,674 compared to $1,731,838 during the nine month period ending September 30, 2013. In 2014, our office expenses have decreased compared to 2013 mainly due to a reduction in salaries associated with a decrease in our head count.

During the nine month period ending September 30, 2014, our non-cash share based payment expenses were $334,996 compared to $183,681 for the nine month period ending September 30, 2013. We incurred stock based compensation associated with the vesting of previously granted stock options along with the grant of stock options to our new directors elected at the 2014 and 2013 Annual General Meetings.

We still expect our operating expenses in 2014 to remain consistent with 2013.

Commitments

As at September 30, 2014, we are committed to payments totaling $5,212,947 which are expected to occur over the next twelve months for activities related to clinical trial activity, manufacturing and collaborations. All of these committed payments are considered to be part of our normal course of business.
Summary of Quarterly Results

(unaudited)	2014			2013				2012
(amounts in thousands, except per share data)	Sept.	June	March	Dec.	Sept.	June	March	Dec.
Revenue	—	—	—	—	—	—	—	—
Net loss (2)	4,637	4,718	5,485	5,792	6,114	5,020	6,607	8,492
Basic and diluted loss per common share(2), (3)	$0.05	$0.05	$0.06	$0.07	$0.07	$0.06	$0.08	$0.11
Total assets(3)	18,079	20,047	23,036	28,222	32,549	39,267	44,272	22,078
Total cash(1), (3)	17,045	18,912	22,188	27,222	31,474	38,155	43,521	21,293
Total long-term debt	—	—	—	—	—	—	—	—
Cash dividends declared(4)	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

(1)	Included in total cash are cash and cash equivalents plus short-term investments.

(2)	Included in net loss and loss per common share between September 2014 and October 2012 are quarterly stock based compensation expenses
(recovery) of $199,821, $366,005, $304,597, $233,028, (59,497), $129,997, $120,856, and $780,240, respectively.

(3)
We issued 4,762,779 common shares for net cash proceeds of $6.4 million in 2014 (2013 - 8,048,533 common shares for net cash proceeds of $30.3 million; 2012 - 5,458,950 common shares for net cash proceeds of $20.8 million).

(4)	We have not declared or paid any dividends since incorporation.
Liquidity and Capital Resources
2014 Financing Activities

U.S. Share Purchase Agreement
On February 27, 2014, we entered into a common share purchase agreement (the "Share Purchase Agreement") with Lincoln Park Capital Fund, LLC ("LPC") that provided us with an initial investment in Oncolytics of U.S.$1.0 million and makes available additional periodic investments of up to U.S.$25.0 million over a 30-month term.
During the nine month period ending September 30, 2014, we issued 4,762,779 common shares for net proceeds of approximately U.S.$6,020,870.
2013 Financing Activities

U.S. Underwritten Public Offering
During the nine month period ending September 30, 2013, we closed a U.S. underwritten public offering whereby we issued 8,000,000 common shares at an issue price of U.S.$4.00 per common share for gross proceeds of U.S.$32,000,000.

Options
Throughout the nine month period ending September 30, 2013, we received cash proceeds of $0.1 million with respect to the exercise of 48,533 stock options.

Liquidity

As at September 30, 2014, we had cash and cash equivalents, short-term investments and working capital positions as follows:

	September 30, 2014 $	December 31, 2013 $
Cash and cash equivalents	15,012,968	25,220,328
Short-term investments	2,031,685	2,001,644
Shareholders’ equity	14,779,908	22,213,366

We do not have any debt other than trade accounts payable and we have potential contingent obligations relating to the completion of our research and development of REOLYSIN®.

In managing our capital, we estimate our future cash requirements by preparing a budget and a multi-year plan annually for review and approval by our Board .  The budget establishes the approved activities for the upcoming year and estimates the costs associated with these activities.  The multi-year plan estimates future activity along with the potential cash requirements and is based on our assessment of our current clinical trial progress along with the expected results from the coming year’s activity.  Budget to actual variances are prepared and reviewed by management and are presented quarterly to the Board.

Historically, funding for our plan is primarily managed through the issuance of additional common shares and common share purchase warrants that upon exercise are converted to common shares.  Management regularly monitors the capital markets attempting to balance the timing of issuing additional equity with our progress through our clinical trial program, general market conditions, and the availability of capital.  There are no assurances that funds will be made available to us when required.

On August 1, 2014, we renewed our short form base shelf prospectus (the “Base Shelf”) that qualifies for distribution of up to $150,000,000 of common shares, subscription receipts, warrants, or units (the “Securities”). Under our Base Shelf, we may sell Securities to or through underwriters, dealers, placement agents or other intermediaries and also may sell Securities directly to purchasers or through agents, subject to obtaining any applicable exemption from registration requirements. The distribution of Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers and as set forth in an accompanying Prospectus Supplement.

Renewing our Base Shelf provides us with additional flexibility when managing our cash resources as, under certain circumstances, it shortens the time period required to close a financing and is expected to increase the number of potential investors that may be prepared to invest in our company. Funds received from a Prospectus Supplement will be used in line with our Board approved budget and multi-year plan. Our renewed Base Shelf expires on September 1, 2016.

We are not subject to externally imposed capital requirements and there have been no changes in how we define or manage our capital in 2014.

Investing Activities

Under our Investment Policy, we are permitted to invest in short-term instruments with a rating no less than R-1 (DBRS) with terms less than two years. Our portfolio consists of guaranteed investment certificates. As of September 30, 2014, we had $2.0 million invested under this policy, currently earning interest at an effective rate of 1.44%.
Financial Instruments and Other Instruments
Our financial instruments consist of cash and cash equivalents, short-term investments, accounts receivable and accounts payable. As at September 30, 2014, there are no significant differences between the carrying values of these amounts and their estimated market values. These financial instruments expose us to the following risks:

Credit risk
Credit risk is the risk of financial loss if a counter-party to a financial instrument fails to meet its contractual obligations. We are exposed to credit risk on our cash and cash equivalents and short-term investments in the event of non-performance by counterparties, but we do not anticipate such non-performance. Our maximum exposure to credit risk at the end of the period is the carrying value of our cash and cash equivalents and short-term investments.
We mitigate our exposure to credit risk by maintaining our primary operating and investment bank accounts with Schedule I banks in Canada. For our foreign domiciled bank accounts, we use referrals or recommendations from our Canadian banks to open foreign bank accounts and these accounts are used solely for the purpose of settling accounts payable or payroll.
We also mitigate our exposure to credit risk by restricting our portfolio to investment grade securities with short-term maturities and by monitoring the credit risk and credit standing of counterparties. Currently, 100% of our short-term investments are in guaranteed investment certificates.
Interest rate risk
Interest rate risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in market interest rates. We are exposed to interest rate risk through our cash and cash equivalents and our portfolio of short-term investments. We mitigate this risk through our investment policy that only allows investment of excess cash resources in investment grade vehicles while matching maturities with our operational requirements.

Fluctuations in market rates of interest do not have a significant impact on our results of operations due to the short term to maturity of the investments held.

Currency risk
Currency risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates.  We are exposed to currency risk from the purchase of goods and services primarily in the U.S., the U.K. and the European Union and to the extent cash is held in foreign currencies.  The impact of a $0.01 increase in the value of the U.S. dollar against the Canadian dollar would have increased our net loss in 2014 by approximately $15,628.  The impact of a $0.10 increase in the value of the British pound against the Canadian dollar would have increased our net loss in 2014 by approximately $21,255. The impact of a $0.10 increase in the value of the Euro against the Canadian dollar would have increased our net loss in 2014 by approximately $63,659.

We mitigate our foreign exchange risk through the purchase of foreign currencies in sufficient amounts to settle our foreign accounts payable.

Balances in foreign currencies at September 30, 2014 are as follows:

	U.S. dollars $	British pounds £	Euro €
Cash and cash equivalents	4,149,411	71,504	15,109
Accounts payable	(332,633)	(34,542)	(17,573)
	3,816,778	36,962	(2,464)
Liquidity risk
Liquidity risk is the risk that we will encounter difficulty in meeting obligations associated with financial liabilities. We manage liquidity risk through the management of our capital structure as outlined in the notes to our audited financial statements. Accounts payable are all due within the current operating period.

Other MD&A Requirements

We have 90,442,514 common shares outstanding at November 5, 2014. If all of our options (5,967,844) were exercised we would have 96,410,358 common shares outstanding.

Our 2013 Annual Information Form on Form 20-F is available on www.sedar.com.
Disclosure Controls and Procedures

There were no changes in our internal controls over financial reporting during the quarter ended September 30, 2014 that materially affected or are reasonably likely to materially affect, internal controls over financial reporting.